April 29, 2016

VIA EDGAR CORRESPONDENCE

H. Roger Schwall, Esq.

Assistant Director

Office of Natural Resources

United States Securities Exchange Commission

Washington D.C. 20549

Re:	Barfresh Food Group, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed April 4, 2016
File No. 333-203340

Dear Mr. Schwall:

This letter sets forth the responses of Barfresh Food Group, Inc. to the comments contained in your letter, dated April 26, 2016, relating to the Post-Effective Amendment No. 1 to Form S-1 filed by the company on April 4, 2016 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold text below, and the responses of the company are set forth in plain text immediately following each comment.

Barfresh Food Group, Inc. (with its subsidiaries, the “company”) will submit, via EDGAR, Post-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating required changes once the Staff is satisfied with our reply. Amendment No. 2 will also contain a short explanatory note, per the Staff’s verbal instruction.

Prospectus Cover Page

1. Your Prospectus Cover Page refers to “Certain other warrants being registered.” Pursuant to Rule 413 of the Securities Act of 1933, you cannot use a post-effective amendment to register additional shares that were not included in the registration statement at effectiveness. However, we note that you registered the common stock underlying “Other Warrants” in your Amendment No. 1 to your Form S-1 before effectiveness. Accordingly, please amend your filing so that it does not appear that you are seeking to register any additional securities by this post-effective amendment.

Response: We will amend the registration statement to clarify that the company is not seeking to register additional shares.

Exhibits, page 39

2. We note that within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 27, you disclose that your 2015 revenues “grew primarily through the expansion of [y]our business relationship with Sysco Corporation.” We also note your disclosure under “Note 12. Business Segments” on page F-19 in your recent transition report on Form 10-K that 98% of your revenues for the nine-months ending December 31, 2015 derive from three customers, with revenue from one such customer representing 85.3% of your total revenue. As such, please file your agreement with Sysco as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If you determine that you are not required to file this agreement, please provide us with an analysis supporting your conclusion.

Response: Based on our analysis of the facts surrounding the agreement with Sysco Corporation (“Sysco) and the requirements of Item 601(b)(10), we concluded that the agreement was entered into in the ordinary course of business, is not an agreement upon which our business is substantially dependent and, as such, is not required to be filed.

The agreement with Sysco Corporation is a food and beverage distribution relationship entered into in the ordinary course of business.

The company creates, manufactures and distributes ready-to-blend frozen beverages. Sysco is a distributor of food and related non-food products to the foodservice industry. Pursuant to the terms of the agreement with Sysco, the company agrees to supply to Sysco certain goods that it manufactures for re-sale by Sysco to end-customers, primarily in the food services market place. The company does not have a continuing contract to sell any specific amount of goods to Sysco. Instead, fulfillment of sales goals is driven, for the most part, by the company’s Sales Force (defined below).

The agreement is typical of one that ordinarily accompanies the business. The company currently uses other food and beverage distribution companies in addition to Sysco. The need to use other alternative food and beverage distributors is driven entirely by the needs of the end customer. The company anticipates that utilization of alternative food and beverage distributors will grow as its business grows.

The success of the company’s business is attributable to its Sales Force: the company’s business is not substantially dependent on Sysco.

The success of the company’s business model is dependent upon successfully selling its products to retail food services establishments, such as quick service restaurants, hospitals, colleges, hotels, etc. In order to effectuate these sales, the company has hired thirty-five sales employees, including Business Development managers, Regional Sales Directors, and National Account Vice Presidents (the “Sales Force”). This Sales Force is responsible for calling upon end customers, and providing product demonstrations. The company has learned that in-person demonstration of our product greatly increases the chances of a successful sale.

Sysco’s primary role in this process is to facilitate the delivery of goods (distribution), through their cold chain process, to the end customers. If the end customers do not order goods from Sysco, Sysco does not order goods from the company. Sysco’s role is primarily as a conduit of the company’s products to its end customer. The company does not have a continuing contract to sell any specific amount of goods to Sysco.

As of the end of calendar year 2015, the company had over 1,000 individual end customer accounts. Due to the nature of the distribution network, it records a sale to Sysco when goods are delivered to Sysco, for ultimate sale to the end customer. However, it is critical to understand that Sysco does not order product from the company, unless it has an order or demand for products from the end customer. The demand from end customers is instead created primarily through the efforts of the company’s Sales Force.

3. In your October 26, 2015, current report on Form 8-K announcing your agreement with PepsiCo North America Beverages you indicate that you expect the agreement to “lead to significant revenue growth,” while on page 4 of your transition report on Form 10-K filed on March 30, 2016, you state that you expect the agreement to “fast track” your growth. Please tell us what consideration you gave to filing your agreement with PepsiCo as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: Based on our analysis of the facts surrounding the agreement with PepsiCo North America Beverages (“PepsiCo”) and the requirements of Item 601(b)(10), we concluded that the agreement was entered into in the ordinary course of business, is not an agreement upon which our business is substantially dependent and, as such, is not required to be filed.

The agreement with PepsiCo was entered into in the ordinary course of business.

Pursuant to the terms of the agreement, PepsiCo markets and promotes the company’s products within the United States and Canada. PepsiCo provides these services for numerous products that are neither owned nor affiliated with PepsiCo; this is in fact a common industry practice. Specifically, the practice or business of a large food and beverage company with an established distribution network leveraging its established distribution network to promote products from other non-affiliated companies. Seeking out and securing such an attractive marketing relationship is well within the ordinary course of the Company’s business.

The success of the company’s business is attributable to its Sales Force: the company’s business is not substantially dependent upon the Pepsico relationship.

PepsiCo’s role is that of a sales agent that will assist the company’s Sales Force in selling its products. PepsiCo facilitates introductions to potential new accounts for the company. The Company does not have a continuing contract to sell any goods to PepsiCo, nor to buy any goods from PepsiCo. While the relationship is highly valued, we are aware that, in order to properly leverage the Pepsico relationship, the Company must rely on its Sales Force. The conduct of sales calls and product demonstrations – which is critical to the success of our business model - will primarily be driven by the company’s Sales Force, as was the case prior to the company entering into this agreement with PepsiCo.

The Company’s statements that the Pepsico agreement is expected to “lead to significant revenue growth” and “fast track” our growth were prepared with much consideration. The opportunities presented through the sales agency relationship will be significant only if properly leveraged, and the company has confidence that it has built a Sales Force capable of doing so.

4. Please file as an exhibit the form of the Other Warrants registered under this registration statement. See Item 601(b)(4) of Regulation S-K.

Response: We will attach the warrant as an exhibit to the registration statement and clarify that it is just one warrant.

*             *             *

In closing, as requested, the company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As a courtesy, we are also advising the Staff that the company will be filing a registration statement on Form S-1 to register newly issued securities not related to Registration No. 333-203340. The company anticipates that it must satisfactorily address the Staff’s comments herein before the Staff can declare either registration statement effective.

We trust that the foregoing is responsive to the comments contained in your comment letter. If you have any questions, please contact Mark Abdou at (310) 359-8742 or Ruba Qashu at (949) 355-5405.

We appreciate the Staff’s guidance and assistance in this matter.

Very truly yours,

/s/ Mark Abdou

LIBERTAS LAW GROUP, INC.

cc:	Mr. Riccardo Delle Coste, Chief Executive Officer
Mr. Joseph Tesoriero, Chief Financial Officer